Filed by Linde AG
Pursuant to Rule 425 under the Securities Act of 1933
and deeemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934

Subject Companies:
Praxair, Inc.
(Commission File No.: 001-11037)
Linde AG

June 2, 2017

The following transript was prepared by FactSet CallStreet:

Linde AG and Praxair Inc Merger Call	02-June-2017

CORPORATE PARTICIPANTS

Wolfgang W. Reitzle Chairman-Supervisory Board, Linde AG	Matthew J. White Senior Vice President & Chief Financial Officer, Praxair, Inc.

Stephen F. Angel Chairman, Chief Executive Officer & Director, Praxair, Inc.	Sven Schneider Chief Financial Officer & Member-Executive Board, Linde AG

Aldo Belloni Chief Executive Officer, Linde AG

OTHER PARTICIPANTS

Duffy Fischer Analyst, Barclays Capital, Inc.	Steve Byrne Analyst, Bank of America Merrill Lynch

Michael J. Sison Analyst, KeyBanc Capital Markets, Inc.	Markus Mayer Analyst, Baader Bank AG (Broker)

Peter Clark Analyst, Société Générale SA (UK)	John Roberts Analyst, UBS Securities LLC

Jeffrey J. Zekauskas Analyst, JPMorgan Securities LLC	David I. Begleiter Analyst, Deutsche Bank Securities, Inc.

Peter Mackey Analyst, Exane Ltd.	David J. Manthey Analyst, Robert W. Baird & Co., Inc. (Broker)

P.J. Juvekar Analyst, Citigroup Global Markets, Inc.	Laurence Alexander Analyst, Jefferies LLC

Neil Christopher Tyler Analyst, Redburn (Europe) Ltd.	Michael Joseph Harrison Analyst, Seaport Global Securities LLC

James Richards Analyst, The Hongkong & Shanghai Banking Corp. Ltd.	James Sheehan Analyst, SunTrust Robinson Humphrey, Inc.

Don Carson Analyst, Susquehanna Financial Group LLLP

MANAGEMENT DISCUSSION SECTION

Operator: Good day, and thank you for attending the Linde and Praxair Proposed Merger Conference Call. Today’s presentation materials are available at www.lindepraxairmerger.com in the Investors section. Please read the forward-looking statement disclosure at the end of the presentation and note that it applies to all statements during the telephone conference. At our customer’s request, this conference will be recorded.

As a reminder, all participants will be in a listen-only mode. After the presentation, there will be an opportunity to ask questions via the telephone lines. During the presentation, you may type your questions in the webcast window. Your questions will be answered at the end of the presentation. [Operator Instructions]

I would like now to turn the call over to Professor Wolfgang Reitzle, Chairman of the Supervisory Board of Linde AG.

Wolfgang W. Reitzle
Chairman-Supervisory Board, Linde AG

Good morning and thank you, all, for dialing in today. I’m joined this morning by Steve Angel, Chairman and CEO of Praxair; and Aldo Belloni, CEO of Linde AG. Yesterday, our Boards of Directors approved the merger of equals between Linde and Praxair. We are excited to share this historical announcement. The creation of a new industrial gas leader retaining the globally recognized name Linde. The merger of these two highly complementary companies will create significant value for our stakeholders, including employees, customers, shareholders, and the communities where we operate.

Before I start with the presentation, I want to turn the call over to Steve and then Aldo, so they can share their comments on this announcement. Steve, please, your turn.

Stephen F. Angel
Chairman, Chief Executive Officer & Director, Praxair, Inc.

Thank you. And good morning, everyone. As Wolfgang stated, today is a very important milestone in the history of both Praxair and Linde, as we are formally announcing our intent to combine the two companies. This is somewhat of a coming home for Praxair as we originally were founded as Linde and shared that name prior to our spin-off from Union Carbide in 1992.

Together again, we will create additional value for our stakeholders. The merged company will leverage the complementary strength across a much larger global footprint and create a more resilient and balanced portfolio, especially in light of the current industrial and commodity cycle. We will be able to harness the best talent, technologies, and processes from both companies to develop one globally integrated, innovative, and highly efficient organization. And I believe now is the opportune time to undertake a deal of this magnitude.

While both companies have a proven track record and strategic plans to navigate this lower growth period, the combined company will be able to generate more accretive value than the sum of the parts. This is truly a strategic merger that takes the best of both worlds to achieve a new level of performance.

I’d now like to hand it off to Aldo for his perspective.

Aldo Belloni
Chief Executive Officer, Linde AG

Thank you, Steve. I want to share my enthusiasm on the prospects of this new combined company. Linde has a long heritage of engineering and technology expertise, yet we share a bond with Praxair from our initial formation in 1879. This is why we decided to maintain the Linde name for the new company, as it reflects our common history and culture.

I would like to thank everyone at Linde and Praxair for their perseverance and hard work to reach this milestone. This is a very important step towards creating the largest industrial gas company in the world.

Wolfgang W. Reitzle
Chairman-Supervisory Board, Linde AG

Now, thank you both, Steve and Aldo. I would like to start now the presentation on slide 2. This slide addresses the key elements that make this a compelling combination. The upper section highlights the sound strategic logic of the proposed merger. From two already leading companies, we will be forming a global industrial gas leader with unique and complementary strengths.

In addition, the combination establish a more balanced and diverse portfolio with strong positions in all key geographies and end markets. Furthermore, the new company would have an increased exposure to a long-term macro growth trends like healthcare, emerging markets, clean energy, and digitalization.

Likewise, the combination is also compelling in terms of financial logic. We expect to generate considerable value through $1.2 billion of annual cost and CapEx synergies as well as efficiencies. With a combined pro forma revenue of approximately $29 billion in 2016, a strong balance sheet and cash flow, the new company would enhance its financial flexibility to invest in future growth and increase shareholder distributions. Other key terms of this combination can be found in the appendix on slide 12, but you will find that these are consistent with the original term sheet from December 2016 which you might already know.

Now, Aldo and Steve will walk you through the rest of the presentation. Aldo, you start.

Aldo Belloni
Chief Executive Officer, Linde AG

Thank you, Wolfgang. Please turn to slide 3. Sales in the industrial gas industry were estimated to be around $120 billion in 2016. Please note that this figure includes a sizeable portion from regional players as well as customers who retain their own captive gases supply. With a pro forma revenue of $29 billion in 2016, the proposed merger would create a global leader in the industry. The world map on the right side shows the broader footprint of the new Linde and the balanced distribution of revenue across geographies.

Even after the merger, we expect that the landscape will remain fragmented and intensely competitive. This is because we compete in many areas that are served by both global and supraregional players with an over-the-fence supply as well as customers with their own captive supply.

Please turn to slide 4. The table on this slide covers the four key categories of competitive advantage in our industry and the complementary and unique strengths that Praxair and Linde each contribute to the new company. Our core competencies match quite well blending Linde’s longstanding engineering and technology with Praxair’s operational excellence and execution. The product line portfolio would be more complete by combining expertise across small and large-scale plants including strong

HyCO capabilities. This will become most apparent when we integrate Linde’s engineering capabilities with Praxair’s extensive U.S. Gulf Coast footprint.

Finally, their end market and geographical strengths are also an attractive feat, helping fill the gaps for each standalone company.

Please turn to slide 5. One benefit of the size and scale of the new company will be a more resilient portfolio across a much larger global footprint. On the basis of our 2016 combined revenues, Americas would represent 43% of total sales prior to any potential divestitures, and North America would be a bit more than one-third of the total company.

From an end-market standpoint, the new company will have a more diverse and balanced portfolio which would mean more resiliency to the macro headwinds that we could see in the future. Combined new end market segment would be greater than 20%, and we would have better exposure to long-term macro growth trends. This portfolio would be better positioned to grow in any economic cycle.

Last but not least, our portfolio by supply mode would also demonstrate diversity. All these supporting strengths I spoke about will ultimately lead to synergies and efficiency which Steve would talk about in the next slide. Steve?

Stephen F. Angel
Chairman, Chief Executive Officer & Director, Praxair, Inc.

Thank you, Aldo. Please turn to slide 6. As Aldo pointed out, the combination would not only result in complementary strengths across a much large footprint, but also create considerable shareholder value. We anticipate total annual synergies and cost efficiencies of approximately $1.2 billion. This is a combination of operational costs and CapEx synergies.

While we do anticipate growth synergies when combining sales and application support functions, we haven’t included them in these estimates since those will largely be affected by end-market demand which we cannot control. We expect these savings will be achieved by aligning and optimizing the organization through actions to reduce duplicate resources, improve asset efficiencies, and continue the execution of ongoing restructuring and productivity programs.

We feel confident in our ability to fully deliver these benefits approximately three years after closing. The onetime cost is estimated to be about $1 billion.

It is important to stress this isn’t just about synergies. We firmly envision significant value creation for all stakeholders that you can see on slide 7. Uniting the technology and talent of both companies increases capabilities for a wide spectrum of value-added applications and cost-efficient supply systems. This, in turn, provides a more complete offering which helps solve our customers’ most critical requirements like enhanced reliability of supply, comprehensive products and services, and increased innovation to meet their evolving needs.

With increased capabilities and an expanded footprint, we can serve our global customers practically anywhere with innovative product offerings and broader end-market applications. The prospect of long-term, sustainable growth also provides clear development opportunities for our work associates and makes our combined company an attractive employer of choice. And collectively, this will yield stronger financial results through improved cash flow generation and a robust balance sheet, enabling a flexible and shareholder-friendly capital allocation policy. An example of this financial strength can be found in the summary on slide 8.

The far left column, labeled combined, represents a 2016 pro forma consolidated view of Linde and Praxair, that excludes any potential divestitures or cost savings. As you can see from the standalone view, the combination shows a very strong company with almost $29 billion of sales and $6.1 billion of operating cash flow representing 21% of sales. Additionally, the $2.7 billion of free cash flow would provide significant flexibility for future capital deployment, including growth and shareholder distributions.

But these numbers are before any potential synergies or cost efficiencies. The middle column represents the estimated $1.2 billion of savings from 2016 baseline, split between cost and CapEx, including an estimated tax effect for the operating cash flow. Adding the savings would result in the far-right total column, which is an even more compelling story of the value of the new enterprise. EBITDA margins in excess of 31%, operating cash flow almost $7 billion or 24% of sales, and free cash flow slightly under $4 billion truly represents a leading industrial player. Furthermore, key debt ratios are well inside strong investment grade ratings.

Clearly, there’s an opportunity for a substantial value creation by merging our two companies. However, the ability to realize that value is only through the execution plan, which you can find on slide 9. We have jointly developed an integration framework based on the significant prior experiences from both companies. The basic elements of that framework include a clear organizational structure, detailed bottoms-up synergy targets, and an appropriate set of priorities. It is very important to lay proper cultural foundation from the start, so the new company can deliver on its commitments and realize its full potential.

As I’ve stated previously, we will have a clear, well-defined governance structure and guiding principles. Having a performance-driven culture will not only support the initiatives laid out today, but also provide more opportunities for employees and other key stakeholders. And remember, the nature of the industry is that our products are homogenous and produced and sold locally, so I fully anticipate the majority of our employees will remain focused and unaffected by this transition.

I’ll conclude the presentation on slide 10 where we provide an overview of the timeline and next steps. Now that we have signed a business combination agreement, we will commence with the required filings with BaFin and the SEC for our respective offer documents. We expect this step to conclude during the third quarter of this year. After this, both parties will be reaching out to their shareholders. Praxair will hold a special shareholder meeting seeking a majority vote, while Linde will initiate a formal exchange offer process during which their shareholders may tender shares in exchange for shares of the new company.

The exchange offer process will last 10 weeks and require a minimum 75% tendering of all outstanding shares for the deal to consummate. If these conditions are not met within the allowed regulatory legal timeframe mandated, the merger will not close. Hence, we require significant investor support to complete the deal. Both shareholder procedures are expected to conclude by the end of 2017.

In parallel to the shareholder process, we will also initiate contact with relevant regional regulatory authorities. While we cannot comment specifically on anticipated divestitures, rest assured that a plan is in place and we have confidence in this process. We expect to gain all regulatory approvals to close the transaction as well as complete comprehensive integration planning in anticipation to begin as a new company by mid-2018.

To wrap things up, this is a very compelling merger opportunity of two leading industrial gas companies with complementary strengths that only come around once in a generation. While both Linde and Praxair will remain focused on executing their respective strategies, until the proposed transaction closes, we believe it is well worth the effort to pursue this opportunity which would create shareholder value – significant shareholder value.

Both Aldo and I have confidence we can effectively manage the integration process to launch the new company a little over a year from now. Before starting the Q&A session, I’d like to mention that both Matt White, CFO of Praxair, and Dr. Sven Schneider, CFO of Linde, are also here with us today and available for your questions. With that, I’d like to now turn this call over to Q&A.

QUESTION AND ANSWER SECTION

Operator: Thank you. Now, we will begin our question-answer session. [Operator Instructions] The first question we have received is from Duffy Fischer, Barclays. Your line is now open.

Duffy Fischer Analyst, Barclays Capital, Inc.	Q

Yes. Good morning, gentlemen. Congratulations. First question is just on the synergies, the $1.2 billion over three years. Will that be fairly linear where it’s $400 million a year or will it be back-end or front-end loaded?

Stephen F. Angel Chairman, Chief Executive Officer & Director, Praxair, Inc.	A

It will ramp up pretty much say a third, a third, a third. So, it’s more the former, it’s a linear ramp.

Duffy Fischer Analyst, Barclays Capital, Inc.	Q

Okay. And then on the regulatory authorities, do you suspect that one or another will take the lead on what happened with Dow and DuPont and kind of do a global look or will each regulatory authority kind of only look within their own country, do you believe?

Stephen F. Angel Chairman, Chief Executive Officer & Director, Praxair, Inc.	A

I don’t know the exact answer to that. I think the U.S. Federal Trade Commission and the EU authorities certainly both have experience, a lot of experience in this area and they have their precedent transactions for them to refer to. I’m sure that out of the 25 filings we will be making, they will be the two lead jurisdictions and they will be the jurisdictions that many other regulatory authorities will follow.

Duffy Fischer Analyst, Barclays Capital, Inc.	Q

Great. Thank you, guys.

Operator: The next question we’ve received comes from Michael Sison, Key. Your line is now open.

Michael J. Sison Analyst, KeyBanc Capital Markets, Inc.	Q

Hey, guys. Congrats on the deal. Steve, when you think about the return potential for the combined entity three to four years out, what do you think it looks like longer term?

Stephen F. Angel Chairman, Chief Executive Officer & Director, Praxair, Inc.	A

Mike, I’m sorry, you’re breaking up. Could you repeat that question?

Michael J. Sison Analyst, KeyBanc Capital Markets, Inc.	Q

Yeah. I apologize. I just wanted to know what you thought the returns on capital for the deal will be three to four years out with the synergy.

Matthew J. White Senior Vice President & Chief Financial Officer, Praxair, Inc.	A

Hey, Mike. This is Matt. I’ll field that one. Clearly, we expect to be cash accretive on the synergies pretty much immediately given there’s no new capital formation required to do this, yet we would anticipate the cash synergy benefit. However, the accounting calculation of ROC, we’ll clearly be having some purchase price accounting in that, and we’re just not at a stage to be able to calculate that. As you know, that will be based on the ultimate remedies as well as the ultimate market cap valuations of both companies at the time of close. So, clearly, cash accretive, I think, pretty significantly. And the actual accounting ROC number remain to be seen.

Michael J. Sison Analyst, KeyBanc Capital Markets, Inc.	Q

Great. And then just a quick follow-up, when you think about the captive number that you pointed out in slide 3, do you think regulators will look at that and it might be less of a headwind when they think about the company combined?

Matthew J. White Senior Vice President & Chief Financial Officer, Praxair, Inc.	A

Captive.

Stephen F. Angel Chairman, Chief Executive Officer & Director, Praxair, Inc.	A

I think the answer is they will because clearly customers have choices. And in some cases, we’re competing with the customers because they can buy their own plants or they can go over the fence with us. So, there is a large captive market. There are a lot of companies that convey that we’ve competed in China and other places around the world. So, I do think they’ll take that in consideration and obviously, we’ll point that out too.

Aldo Belloni Chief Executive Officer, Linde AG	A

Some of these plants are also providing merchant liquidity to the markets, so they should be taken into consideration in the market definition.

Michael J. Sison Analyst, KeyBanc Capital Markets, Inc.	Q

Right. Thank you.

Operator: The next question we’ve received comes from Peter Clark, Société Générale. Your line is now open.

Peter Clark Analyst, Société Générale SA (UK)	Q

Yes. Hello, everyone. Thank you very much. Very good news, so yes, I just want to check one thing or a couple of things actually. Looking at the history chart, it’s good to see that again, but I believe the U.S. subsidiary actually grew bigger than their parent by the time it had to be sold. And that’s the question really, probably more of the Linde team, how they see the outlook in that U.S. industrial business over the next 10 years. And also given the fact that obviously Praxair is winning a lot of business now on the Gulf Coast and the presence for Linde on the Gulf Coast is very limited in that backlog, and the U.S. is probably still going to be about a third of sales whatever happens with the regulators. So, how the Linde team really see the benefits of that U.S. business coming in? And then tied with that, you obviously put a little access for the potential growth synergies here. It looks like engineering clearly is core. Just wondering what Praxair sees bringing to the potential in places like the Gulf Coast for the enlarged company. Thank you.

Aldo Belloni Chief Executive Officer, Linde AG	A

Okay. This is Aldo. Definitely, the Linde team is excited about this potential facilitated access to the business in Texas and Louisiana. We have been, let’s say, successful but quite in a erratic fashion. We are currently building a steam cracker in Baytown, and we had years ago a HyCO opportunity in Houston. But now with the footprint of Praxair with their pipelines which are providing backup to plants, definitely we have a much better position in offering our broader technology portfolio in that part of the world, even including petrochemicals for Linde Engineering, but more so of course for gas plants, HyCO especially.

Stephen F. Angel Chairman, Chief Executive Officer & Director, Praxair, Inc.	A

And I think just to the growth question in general which we did not try to quantify from a synergy standpoint, this is one area that there are going to be thousands of people excited in the combined company, because now they have access to a much broader set of capabilities, access to more technology, access to more plants, best practices, application technologies and so forth. And we know there’s [indiscernible] (23:56). It’s hard to predict when because it’s going to take longer, I think, for that to materialize as we understand what each other has and find ways to bring that to the marketplace. But we’re confident that there will be growth synergies going forward.

And if you want to think in terms of a number, I don’t know, I can’t really commit to a number but if you want to think in terms of the combined entity, we’ll grow 1% or so faster than we would individually because of our combined capabilities. I think that’s a fairly logical way to think about it.

Peter Clark Analyst, Société Générale SA (UK)	Q

Okay. And just specifically, Steve, the engineering because obviously on the Gulf Coast, you’re talking about your footprint improving 50% in three or four years anyway. I mean, could the engineering have brought anything to the deals you’ve won? I mean, the bottom line is you seem to be doing better than the others anyway in terms of that Gulf Coast position?

Stephen F. Angel Chairman, Chief Executive Officer & Director, Praxair, Inc.	A

We are but clearly, we see a role for Linde to participate very soon in terms of being the internal supplier of our HyCO needs and our syngas needs.

Peter Clark Analyst, Société Générale SA (UK)	Q

Okay. Thank you.

Operator: The next question we’ve received comes from Jeff Zekauskas, JPMorgan. Your line is now open.

Jeffrey J. Zekauskas Analyst, JPMorgan Securities LLC	Q

Thanks very much. Is there a limit of asset or revenue divestiture that would not allow the deal to go through? And if there is a limit, what is the limit?

Stephen F. Angel Chairman, Chief Executive Officer & Director, Praxair, Inc.	A

You will read in the BCA that the limit is, there is a threshold that, first of all, there is no breakup fee for inability to acquire regulatory approval. But there is a threshold that stated that if it exceeds $3.7 billion in sales or $1.1 billion in EBITDA that that is a reopener for either side to leave the deal if they wanted. But what that most likely means is that we would obviously evaluate the circumstances at that time and make a decision. But I think it was prudent really in any transaction because the answer is not any level of divestitures would be acceptable because there has to be some level that would cut so much into the value created in this field, the synergy potential in this deal that it would make the deal not pragmatic.

So, we arrived at a number we both did together that we thought was reasonable. I think the number is very manageable. I think we’re obviously – our objective is going to be to obtain as many assets as we can around the world. So, I don’t think we’re going to hit that threshold, but I think it’s wise to have a threshold number there.

Jeffrey J. Zekauskas Analyst, JPMorgan Securities LLC	Q

And then, secondly, do you think it likely that some assets would be divested as non-strategic in the light of the very large entity that you’ll become?

Stephen F. Angel Chairman, Chief Executive Officer & Director, Praxair, Inc.	A

I don’t anticipate that.

Jeffrey J. Zekauskas Analyst, JPMorgan Securities LLC	Q

Okay. Great. Thank you so much.

Operator: The next question we have received comes from Peter Mackey, Exane BNP Paribas. Your line is now open.

Peter Mackey Analyst, Exane, Ltd.	Q

Thanks. Afternoon, everybody. I had a couple of questions, please. First I guess is a follow-up, Matt, on the limit of potential divestments and I noticed that the LIFT savings that you’re including in the synergy, the cost of –

synergy cost savings have been reduced by about 15%. And I wondered if that would – we might take that as a guide for the scale of revenues that you might have to exit or divest. But that would suggest $4 billion or more. So, I wonder if you could just talk a little bit about why the LIFT savings have been scaled back to that extent, please.

And just broadening the debate about disposal – potential disposal assets. I mean you – I think, Steve, when we met you for breakfast back in September, you suggested that there were certain markets where you would end up – could potentially end up with a significant share where you felt more comfortable about the antitrust risk than perhaps we might. That was I guess clearly pointing to Latin America. I wonder if you could give us an idea of your thoughts around the situation in Latin America and White Martins and so on.

And the other question was another detail, one on the – whether there are incremental cost savings that Praxair had already been indicating that you think might already be in Praxair numbers that we should adjust the synergy number for, please.

Stephen F. Angel Chairman, Chief Executive Officer & Director, Praxair, Inc.	A

So, the way that we’re going to do this, Sven, you’ll take the first question on LIFT, I’m going to let Matt answer the kind of our in-flight program, then I’ll answer your – actually your middle question.

Peter Mackey Analyst, Exane, Ltd.	Q

Thank you.

Sven Schneider Chief Financial Officer & Member-Executive Board, Linde AG	A

Okay. Yes, Steve, thank you. Hi. Sven speaking. So, on the LIFT reduction, let me give you some clarity on that one. The originally communicated number was €370 million from 2019 onwards. That number has been reduced, as you say, to $310 million now. There are two reasons.

Firstly, as you can see on the slide 6, it’s based on 2016 numbers which means the LIFT savings which came in already prior to that date had to be taken out. And, secondly, as you say, there is some reduction due to the fact that we expect some kind of antitrust reduction. So, two effects. But I would not take that as an assumption for the proportion of sales we need to dispose of to answer that question as well.

Matthew J. White Senior Vice President & Chief Financial Officer, Praxair, Inc.	A

Hey, Peter. And then this is Matt. Just to follow on Sven’s comment, and I think just on a very high level to maybe describe how synergies were built up and maybe that will help with some of the – a little bit of confusion, I think, that might be out there and also as you build your numbers. And really, I think slide 8 attempts to capture that.

But as Sven had stated, we started with the 2016 baseline of what the combined pro forma company would look like. And in the upcoming S-4 filing, you’ll get more details on how that builds up. But from that baseline of 2016, we are firmly confident that we should be able to take out the $1.2 billion as we mentioned from that baseline.

And so that is the foundation of how we determine what the new company structure could look like. To Sven’s point, we’ve only anticipated divestiture amount. Obviously, that is going to be a moving number, but we took an estimate amount at this point with the model and then we will continuously update it.

So therefore, that is a number we’re striving for as a new company and it will be many components that are utilized to get there of which some could be existing in-flight programs. In the U.S., they sometimes call that preloading of synergies, so that is something that could happen. That is a number that the new company intends to achieve irrespective of whatever the components are that build it up.

Peter Mackey Analyst, Exane, Ltd.	Q

And, sorry, just to – apologies for interrupting, but just to clarify, you didn’t have a specific program such as – than this LIFT program. You didn’t have a sort of number that you’re already been discussing, did you?

Matthew J. White Senior Vice President & Chief Financial Officer, Praxair, Inc.	A

So, the U.S., as you probably know, a little different. We tend to have ongoing programs.

Peter Mackey Analyst, Exane, Ltd.	Q

Sure.

Matthew J. White Senior Vice President & Chief Financial Officer, Praxair, Inc.	A

We don’t announce multiyear future numbers or give targets. It’s more of a continuous kind of effort. When we do make large announcements, they tend to have been essentially completed by the point we announce them as far as notifications and/or any head count reductions. So, a slight different approach on the different markets. But clearly in Praxair, we’ll be continuing the efforts we undertake. And if they do result in a net reduction in overall costs from 2016 level, then that will also be part of the so-called preloaded synergies.

Peter Mackey Analyst, Exane, Ltd.	Q

Sure. Sure.

Stephen F. Angel Chairman, Chief Executive Officer & Director, Praxair, Inc.	A

And as far as your middle question about the ability to keep more assets in certain countries than others, it really relates to the fact that each country has their own regulatory framework. They have their own evaluation process. And based on what we know about some of them, I think we’ll be able to keep potentially more assets than others, and that was really what was behind my comment.

Peter Mackey Analyst, Exane, Ltd.	Q

Okay. Thank you. Thank you very much.

Stephen F. Angel Chairman, Chief Executive Officer & Director, Praxair, Inc.	A

All right.

Operator: The next question we have received comes from P.J. Juvekar, Citi. Your line is now open.

P.J. Juvekar Analyst, Citigroup Global Markets, Inc.	Q

Yes. Hi. Good morning.

Stephen F. Angel Chairman, Chief Executive Officer & Director, Praxair, Inc.	A

Good morning.

P.J. Juvekar Analyst, Citigroup Global Markets, Inc.	Q

You are combining a U.S. company with a German company and it will be headquartered in Ireland. So, what are the tax consequences of this and how much of your savings are coming from tax savings?

Stephen F. Angel Chairman, Chief Executive Officer & Director, Praxair, Inc.	A

There are no – this deal is not driven by tax savings at all. To execute a cross-border stock exchange, we have to be incorporated in an EEA country, European Economic Assistance country. So, we went through our evaluation of where was a good, neutral location that will make sense for incorporation and we chose Ireland. But there is nothing that we modeled. There is no anticipation of tax savings in this deal. And if you think about the way the industry works, our products are made and sold locally. So, therefore, we’re always subject to the local tax regime. You can look at the U.S. where we have a large business. We’ve made a lot of money. We pay a lot of taxes. And unless there’s some kind of tax reform on the horizon, we’ll continue to pay a lot of taxes in the United States.

P.J. Juvekar Analyst, Citigroup Global Markets, Inc.	Q

Thank you. And you mentioned that regulator have experience in dealing with such large deals. But this gas is a unique industry and do you think – have you thought about who could be buying these assets?

Stephen F. Angel Chairman, Chief Executive Officer & Director, Praxair, Inc.	A

We have.

P.J. Juvekar Analyst, Citigroup Global Markets, Inc.	Q

And then potentially could existing players be allowed to buy any of these assets?

Stephen F. Angel Chairman, Chief Executive Officer & Director, Praxair, Inc.	A

I think it depends on their concentration in each of these geographies that we will be filing. What I can tell you, P.J., is that the level of interest is extremely high from players all over the world. So from that standpoint, that bodes quite well.

P.J. Juvekar Analyst, Citigroup Global Markets, Inc.	Q

Thank you.

Operator: The next question we’ve received comes from Neil Tyler, Redburn. Your line is now open.

Neil Christopher Tyler Analyst, Redburn (Europe) Ltd.	Q

Yeah. Good afternoon. Following on from that question or the last part of that question really, I mean, it sounds like you’ve had some direct contact with the potential buyers of some of these remedy disposals. But can you tell me during the last six months or so since you initially announced the intention to merge – have you managed to undertake any kind of sort of pre-negotiation with any of the regulatory authorities?

Stephen F. Angel Chairman, Chief Executive Officer & Director, Praxair, Inc.	A

Well, with the regulatory authorities, we’ve made contact with most of them and you’ve got to go through a process that we think, in some cases, will take some time. And we understand, again, there are 25-some filings. They all have some different processes. But we certainly have been in contact with all the key ones and we’ve been working that in parallel with negotiating the BCA. And so we’re off to a pretty good start, but some of these things, we know are going to take some time.

And as far as potential buyers of the assets, I mean, that is something that – obviously, people get excited whenever there’s an announcement. There’s a rush of people coming in and wanting to tell you what they’re willing to do or want to do. But we’re kind of taking it one step at a time. First of all, we needed to consummate the business combination agreement and we’re all pleased that we were able to do this.

Obviously, shareholder approval is going to be an important step as well. And we will obviously – we have a team now that’s working on the potential divestiture packages, which, I should say, differently the potential remedies that we may encounter. Obviously, we’re thinking about who the potential suitors could be for various packages. But that will be something that we’ll be working on and looking at more closely in the coming weeks and months.

Neil Christopher Tyler Analyst, Redburn (Europe) Ltd.	Q

Thank you. So, Sven, I mean are you saying essentially that the real heavy lifting on that component of the integration takes place post shareholder approval?

Stephen F. Angel Chairman, Chief Executive Officer & Director, Praxair, Inc.	A

I would say we’ll be working on it during that timeframe but I think the most important next step is shareholder approval.

Neil Christopher Tyler Analyst, Redburn (Europe) Ltd.	Q

Okay. Thank you very much.

Operator: The next question we have received comes from James Richards, HSBC. Your line is now open.

James Richards Analyst, The Hongkong & Shanghai Banking Corp. Ltd.	Q

Hi. Linde in particular has quite decent-sized minorities. Are you going to have to tender for any of the minorities on either side?

Matthew J. White Senior Vice President & Chief Financial Officer, Praxair, Inc.	A

I didn’t understand the question.

Stephen F. Angel Chairman, Chief Executive Officer & Director, Praxair, Inc.	A

Could you – would you mind repeating that question?

James Richards Analyst, The Hongkong & Shanghai Banking Corp. Ltd.	Q

Yeah. No problem. Linde in particular has quite decent-sized minorities. Are you going to have to tender to either Linde or Praxair minorities?

Matthew J. White Senior Vice President & Chief Financial Officer, Praxair, Inc.	A

Yeah. This is Matt. I think, James, if you’re referring to joint ventures in general, obviously partial ownerships, both companies have that situation. And clearly we’ll be working with each of our partners and we have been and certain partners already through this process. And clearly, we’ll be working with the regulatory agents in those regions as well to come to appropriate solutions. But we don’t anticipate anything different in that process with our equity or minority partners than we would have in other assets at this time.

Sven Schneider Chief Financial Officer & Member-Executive Board, Linde AG	A

Yeah. Sven speaking. We can confirm that from the Linde end.

Matthew J. White Senior Vice President & Chief Financial Officer, Praxair, Inc.	A

Yeah.

James Richards Analyst, The Hongkong & Shanghai Banking Corp. Ltd.	Q

Thanks.

Operator: The next question we have received comes from Don Carson, Susquehanna Financial group. Your line is now open.

Don Carson Analyst, Susquehanna Financial Group LLLP	Q

Yes. Thank you. Two questions on required divestitures. Steve, if you do get to that just under $4 billion in sales divestitures cap, what would that $1 billion of cost synergies look like? And then secondly, do you expect the regulators have a pretty short list of who you can sell these businesses to, and if so, what are the implications for what multiples you might be able to get for the divested businesses?

Stephen F. Angel Chairman, Chief Executive Officer & Director, Praxair, Inc.	A

I’ll take the first question. I’ll give you the second. But as far as the cost synergies, I mean, we’re confident we can reach that level of synergies up to that threshold. And so, we’ve thought about that. We’ve looked through that, and we’re confident in that number.

Matthew J. White Senior Vice President & Chief Financial Officer, Praxair, Inc.	A

And I’m sorry, Don, can you repeat the second one again?

Don Carson Analyst, Susquehanna Financial Group LLLP	Q

The second one is on the required divestitures. Are the regulators going to have a very short list of who you can sell these properties to and hence does that have implications for what kind of multiples you can get on the divestitures?

Stephen F. Angel Chairman, Chief Executive Officer & Director, Praxair, Inc.	A

Well, as I said earlier, Don, there is a lot of interest and so that is indicative to me that the values are going to go quite high. The regulators will in some cases will have views in terms of who an appropriate buyer of those assets are. Are they a credible operator? And that may limit some people who would like to participate in this process. But just based on the level of interest I have seen and who they are, I think we’re going to have plenty of candidates for all the key properties.

Don Carson Analyst, Susquehanna Financial Group LLLP	Q

Okay. Thank you.

Operator: Your next question comes from Mr. Steve Byrne, Bank of America Merrill Lynch. Your line is now open.

Steve Byrne Analyst, Bank of America Merrill Lynch	Q

Yes. Thank you. Just continuing down Don’s line of questioning. As you think about the size of the remedy package in the U.S., how do you weigh potential regulator requirements that it go to one entity to create a sizable competitor versus an approach of carving it up and making it a more competitive bid and maximizing the value of that?

Stephen F. Angel Chairman, Chief Executive Officer & Director, Praxair, Inc.	A

Well, I don’t think we’re going to have any problem having a number of candidates that can take it all. And obviously, the FTC, we know how they evaluate these assets. We know what logic they go through. As I said, I think there’re going to be multiple candidates for the U.S. It will be the largest – it will probably entail – it will certainly be the largest assets that we will have to divest, will be in the U.S. And obviously, that’s something we’ll be playing close attention to.

But as I said in the beginning, we will like to maintain as much as we can in the new company. That will be how we’ll be thinking about this. And of course, we will look at the way the FTC is likely to evaluate this. We know the people that have interest. As I said, there will be more than one I’m very confident of that could take all of the U.S., probably more, and that’s about all I can tell you at this point.

Steve Byrne Analyst, Bank of America Merrill Lynch	Q

And do you think that you’ll have the latitude to pick which facilities end up being in that remedy package? Perhaps, there’s Linde and Prax, merchant plants that are relatively proximal, do you expect to be able to pick the one that you want to put in that remedy package, keeping the perhaps better customer list and/or newer plants?

Stephen F. Angel Chairman, Chief Executive Officer & Director, Praxair, Inc.	A

That has been something the FTC has allowed in the past.

Steve Byrne Analyst, Bank of America Merrill Lynch	Q

Okay. Thank you.

Operator: The next question we’ve received comes from Markus Mayer, Baader Helvea. Your line is now open.

Markus Mayer Analyst, Baader Bank AG (Broker)	Q

Yeah. Good afternoon, gentlemen. Three questions remaining. On the synergies, so far, you haven’t said anything on the revenue synergies. Do you also expect your synergies to come from this site? And then on the dividend and the cash returned to shareholders, do you have a dividend policy in mind and does this link to earnings or cash flow? Thanks.

Stephen F. Angel Chairman, Chief Executive Officer & Director, Praxair, Inc.	A

Aldo, do you want to take that? It is another question about synergy. I attempted an answer earlier but....

Aldo Belloni Chief Executive Officer, Linde AG	A

Well, we are definitely looking at the expanding our portfolio of technology to the new enlarged footprint. And especially, we have eminently been unsuccessful in South America. Of course, the market today is not very appealing, attractive but might change. So, we have a greater geography to play in, yes.

Matthew J. White Senior Vice President & Chief Financial Officer, Praxair, Inc.	A

And this is Matt, Markus. As far as the dividend policy, I think as you probably know, you look at both companies today, we have fairly similar payout ratios. We have fairly similar views on the dividend growth rates. So, at this point, we see no reason why the new company wouldn’t follow similar policies both on a payout ratio, as well as a sustained dividend growth rate approach.

Markus Mayer Analyst, Baader Bank AG (Broker)	Q

Okay. Thank you so much.

Matthew J. White Senior Vice President & Chief Financial Officer, Praxair, Inc.	A

You’re welcome.

Operator: The next question we’ve received comes from John Roberts, UBS. Your line is now open.

John Roberts Analyst, UBS Securities LLC	Q

Thank you. In U.S. home healthcare, the two companies have had different strategies in the past. Could you give us what the combined view is now?

Stephen F. Angel Chairman, Chief Executive Officer & Director, Praxair, Inc.	A

Well, we’re both in the healthcare business. I mean, we’re in the healthcare business globally. Linde is obviously a much bigger player globally than we are. They have a best-in-class player today in Lincare. And even when we were in the business up till 2010 when we exited, and we were just a small player that time, Lincare was always viewed as the best player in the respiratory homecare space, not by just a little, but by orders of magnitude.

And so, now, I haven’t – I know they’ve gone through tremendous pressure on pricing from Medicare as has the entire industry. I don’t know specifics because I’m not privy to that now, but I think they’ve held up quite well. And they’ve been able to grow through it. I think it’s a time where it’s an industry that’s really kind of ripe for consolidation as all these small players simply cannot maintain cash flow to really justify being in the business. But I should probably stop right there because it’s not my business.

Aldo Belloni Chief Executive Officer, Linde AG	A

The consolidation piece definitely is – has been pretty successful if Lincare come into play as [indiscernible] (46:23) this time price pressure.

John Roberts Analyst, UBS Securities LLC	Q

And then, secondly, including CapEx in synergies, it’s a little different than what we’re used to seeing. In slide 6, there are three buckets in the CapEx synergies. Could you just discuss them in a little bit more detail? And is the contribution in there – rank to order there of the three CapEx synergies?

Stephen F. Angel Chairman, Chief Executive Officer & Director, Praxair, Inc.	A

Well, I think it’s not a large number when you think about our combined CapEx spend today of about $3.4 billion. But clearly, procurement, we got it much larger by leverage. I think with increased [audio gap] (47:12) which we’re going to have in other fees, we’ll be able to more efficient in terms of our asset utilization and our new asset deployment, and that’s what reflected in that $200 million number.

John Roberts Analyst, UBS Securities LLC	Q

How much is maintenance CapEx versus growth CapEx?

Stephen F. Angel Chairman, Chief Executive Officer & Director, Praxair, Inc.	A

I don’t have that – how much is maintenance CapEx versus what?

John Roberts Analyst, UBS Securities LLC	Q

In the total CapEx number for the combined companies, how much is maintenance versus growth CapEx?

Stephen F. Angel Chairman, Chief Executive Officer & Director, Praxair, Inc.	A

Those aren’t numbers that are provided publicly today. So, we didn’t want to break that down at this stage. But sometime in the future, we would evaluate disclosing.

John Roberts Analyst, UBS Securities LLC	Q

Thank you.

Operator: Next question we have received comes from David Begleiter, Deutsche Bank. Your line is now open.

David I. Begleiter Analyst, Deutsche Bank Securities, Inc.	Q

Thank you. Steve, on the $1 billion of cost synergies, one of buckets includes existing cost reduction programs. How much is that – or say it other way, what’s the new amount of the $1 billion cost synergies?

Stephen F. Angel Chairman, Chief Executive Officer & Director, Praxair, Inc.	A

Well, the way we look at this, and Matt described this earlier that it does include in-flight programs, if you will. And as we look at it, we’re confident that we can get $1 billion off of the 2016 baseline. And that says that if the in-flight programs, obviously if they continue to deliver that sort of preloads of synergies well, but the way we looked at it, as you know, we’re confident that we can get $1 billion and that includes all in-flight programs.

David I. Begleiter Analyst, Deutsche Bank Securities, Inc.	Q

And, Steve, one of the documents referenced no layoffs in Germany until 2021. Does that include the corporate staff as well because the slide deck includes corporate rightsizing as one of buckets of cost synergies?

Wolfgang W. Reitzle Chairman-Supervisory Board, Linde AG	A

Didn’t hear the question.

Stephen F. Angel Chairman, Chief Executive Officer & Director, Praxair, Inc.	A

Question was about why don’t you expand it out.

Wolfgang W. Reitzle Chairman-Supervisory Board, Linde AG	A

No.

Matthew J. White Senior Vice President & Chief Financial Officer, Praxair, Inc.	A

Can you repeat that, David?

Stephen F. Angel Chairman, Chief Executive Officer & Director, Praxair, Inc.	A

Yeah. Sorry.

David I. Begleiter Analyst, Deutsche Bank Securities, Inc.	Q

Yeah. I believe I read there were no layoffs in Germany until 2021 in one of the documents. Does that include corporate staff?

Wolfgang W. Reitzle Chairman-Supervisory Board, Linde AG	A

Synergy and rightsizing question.

Stephen F. Angel Chairman, Chief Executive Officer & Director, Praxair, Inc.	A

Yes.

Wolfgang W. Reitzle Chairman-Supervisory Board, Linde AG	A

Yeah.

Stephen F. Angel Chairman, Chief Executive Officer & Director, Praxair, Inc.	A

The synergies include corporate staff and rightsizing of [audio gap] (49:40).

David I. Begleiter Analyst, Deutsche Bank Securities, Inc.	Q

Thank you.

Wolfgang W. Reitzle Chairman-Supervisory Board, Linde AG	A

Sure.

Operator: The next question we have received comes from David Manthey, Baird. Your line is now open.

David J. Manthey Analyst, Robert W. Baird & Co., Inc. (Broker)	Q

Thank you. Good morning. Also on slide 6, under both cost synergies and CapEx synergies, you mentioned procurement as a key area of opportunity. You’re both already very large global companies, and I’m just wondering if you could outline how and what the combined company will be buying significantly better than you do independently today?

Stephen F. Angel Chairman, Chief Executive Officer & Director, Praxair, Inc.	A

Well, I mean, we’re going – obviously, when we each purchased certain kinds of product or equipment, we each have certain prices. We pay certain agreements. Obviously, we’ll be looking at best practices across our combined purchases today. And yes, I’d say we’re a large buyer. Linde is a larger buyer. And combined, we’ll be an even larger buyer. So, there is some assumption in there and some confidence that we’ll be able to get some synergy from that.

David J. Manthey Analyst, Robert W. Baird & Co., Inc. (Broker)	Q

Okay. And then, second, as you merge the corporate business and the operations, are there differences in how the business is managed and run, or is it just a matter of eliminating duplicate functions? So, said another way, are there organizational changes that need to happen in addition to just layering these two companies over each other?

Stephen F. Angel Chairman, Chief Executive Officer & Director, Praxair, Inc.	A

Well, it’s going to be – if you think about the synergies, you’re looking at two corporate offices and each side will have leadership and certain functions. And that is to drive synergies and efficiencies across those functions and to integrate those functions. And I expect that will be fairly balanced. And then, when you get into the field, we’ll be looking at increased density in certain regions that will enable us to be able to optimize our operations that much further, have higher asset efficiencies, run at a lower cost base. That will be a big part of this synergy’s activity programs that we each have that together we’ll be able to leverage across a much larger organization and, of course, the procurement as we’ve mentioned, and, of course, the programs that are already in flight.

David J. Manthey Analyst, Robert W. Baird & Co., Inc. (Broker)	Q

Thank you.

Operator: The next question we have received comes from Laurence Alexander, Jefferies. Your line is now open.

Laurence Alexander Analyst, Jefferies LLC	Q

Good morning. I guess, first of all, just to be clear, I think, Praxair, you often spoke of cost and productivity with reference to inflation. Are these synergies gross or net of cost inflation? Secondly, does the scale and diversity created by this company change the amount of leverage you can carry for the same debt ratings? And then, lastly, does the step-up accounting mean that your D&A goes up by about $750 million to $900 million, I mean, just ball parking it?

Matthew J. White Senior Vice President & Chief Financial Officer, Praxair, Inc.	A

Hey, Laurence. This is Matt. I got your one and three, although you kind of broke out a little bit out in two. But on [your first question] this is a net view on the cost reductions. So, this is what an anticipated cost would be to support the new company. So, in your definition, it would be net of that inflation or any inflation. On the PPA or the purchase price accounting, obviously that’s a moving number, and it won’t be finalized until the actual close date.

You will be able to reference in the S-4 that will be filed on Monday – you can at least see what the 2016 estimate would be based on numbers as of a prior close date, so that can give you some preliminary estimates in U.S. GAAP adjustments. In this transaction, Praxair would be viewed as the accounting acquirer for purposes of accounting. And therefore, as you know, we will have to do an acquisition style accounting treatment towards this merger of equals. So, I think reviewing the S-4 should give you sufficient information for your model. And then, at that point, it will be a moving target until the final close. Then, can you repeat your second question? You broke up a bit.

Laurence Alexander Analyst, Jefferies LLC	Q

Sorry. Just given the scale and diversification created by this merger, are you able to carry a higher net debt-to-EBITDA and other credit metrics, and maintain the same debt ratings?

Matthew J. White Senior Vice President & Chief Financial Officer, Praxair, Inc.	A

Well, so, right now, clearly our goal is to maintain a strong investment grade rating. The fact that we are a [audio gap] (54:34) synergies [without] the addition of any debt, in and of itself, will give the opportunity for, you can imagine, a higher debt load to maintain that strong investment credit rating. So, that, in and of itself, will help improve it. But the further detailed capital policy in how that would be achieved for NewCo is something that will be announced in future meetings.

Laurence Alexander Analyst, Jefferies LLC	Q

Thank you.

Sven Schneider Chief Financial Officer & Member-Executive Board, Linde AG	A

And Sven speaking. If I may add to Matt, I think it’s in line with what Matt said earlier on the dividend policy. I mean, you can assume it’s two very strongly-rated company who come together. And you don’t have a new debt to fund this merger. Then the expectation that the joint entity has a strong credit rating is a very good one.

Laurence Alexander Analyst, Jefferies LLC	Q

Got it. Thanks.

Operator: The next question we have received comes from Mike Harrison, Seaport Global Securities. Your line is now open.

Michael Joseph Harrison Analyst, Seaport Global Securities LLC	Q

Hello. Good morning and congratulations. You’ve framed this merger as bringing together Linde’s engineering strength and Praxair’s operating efficiency. I think the implication is that Linde has not been a good operator and that Praxair is lacking in engineering capability. And I don’t know that that is necessarily true. So, can you just provide a little more color on how you plan to leverage each other’s strengths and improve on each other’s weaknesses?

Stephen F. Angel Chairman, Chief Executive Officer & Director, Praxair, Inc.	A

Do you want to take that, Aldo?

Aldo Belloni Chief Executive Officer, Linde AG	A

Well, I think that your conclusion on the, let’s say, statements of our strengths is erroneous. I think that both companies can do with, let’s say, all of the skills which are not mentioned as primarily strength. It’s just a matter of the two companies have been operating in the market and the what kind of competitive advantages so far the two companies have deployed the most. So, I think we are not here out to fill gaps and holes in the reciprocal organization. We’re just here really to cement our relationship and have it best in class.

Michael Joseph Harrison Analyst, Seaport Global Securities LLC	Q

And then, I was also hoping that you could comment a little bit about the combined company’s position in China and the outlook for growth there. I know that it’s a market that – or I think that Praxair has been a little bit more cautious in getting involved in a bigger way there. Can you just comment on how you plan to approach that market? Thank you.

Stephen F. Angel Chairman, Chief Executive Officer & Director, Praxair, Inc.	A

Well, I don’t want to really talk about that too specifically, given we are competitors until the day we merged.

Wolfgang W. Reitzle Chairman-Supervisory Board, Linde AG	A

Yeah.

Stephen F. Angel Chairman, Chief Executive Officer & Director, Praxair, Inc.	A

And so, it wouldn’t be appropriate for me to talk about that, other than that is something that as we’re into the integration planning process that we will start to give that more thought, particularly as we get to close. It wouldn’t really be appropriate for two competitors to talk about China today on this call.

Operator: The next question we’ve received comes from Jim Sheehan, SunTrust. Your line is now open.

James Sheehan Analyst, SunTrust Robinson Humphrey, Inc.	Q

Good morning. Can you talk more broadly about your priorities for uses of cash? You addressed dividend policy. Praxair historically has reduced its share count by about 1%, 1.5% or so every year. Do you see the combined entity as having that same approach to share repurchase?

Stephen F. Angel Chairman, Chief Executive Officer & Director, Praxair, Inc.	A

Well, we’re going to have a strong – we’re going to have a robust balance sheet, strong investment grade rating, excellent cash flow, augmented by the synergies. We’ve been talking about that. So, the first order of business is going to be to invest in key products and capital investments. That will be the preferred use of our cash. And we’ve talked about that you might as well expect that the dividend policy would be very similar given both companies have similar dividend policies today that that should continue. And clearly, since debt is not part of this deal and the debt is certainly reasonable and coming down in most cases, you could expect that we will be in the market doing share repurchases. To what degree? We’ll see. But certainly, our expectation is that we will be using excess cash, if you will, buffers.

James Sheehan Analyst, SunTrust Robinson Humphrey, Inc.	Q

Great. And now, what is your pro forma effective tax rate you’re assuming?

Matthew J. White Senior Vice President & Chief Financial Officer, Praxair, Inc.	A

Yes. This is Matt, Jim. So, right now, we just have a blended rate of the two companies. Steve had mentioned before very capital intensive industry that pays local taxes, given the nature of the asset intensity. So, we don’t anticipate any change in the effective tax rate of the global corporation at this stage.

James Sheehan Analyst, SunTrust Robinson Humphrey, Inc.	Q

Thank you.

Operator: As there are no further questions at the moment, I hand back to the speakers.

Stephen F. Angel Chairman, Chief Executive Officer & Director, Praxair, Inc.	A

Okay. Well, listen. Thank you, everyone, for calling in today. It is a momentous occasion. We’re all very excited about the prospects for the combined company, and we will certainly be in a communication with you as events unfold. Thank you.

Operator: On behalf of Linde and Praxair, we, once again, thank you for participating to today’s post-merger call. As always, Linde and Praxair Investor Relations team stands available if you have any further inquiries.

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Additional Information and Where to Find It

In connection with the proposed business combination between Praxair, Inc. (“Praxair”) and Linde AG (“Linde”), Zamalight plc (“New Holdco”) is expected to file a Registration Statement on Form S-4 with the U.S. Securities and Exchange Commission (“SEC”) that will include (1) a proxy statement of Praxair that will also constitute a prospectus for New Holdco and (2) an offering prospectus of New Holdco to be used in connection with New Holdco’s offer to acquire Linde shares held by U.S. holders. When available, Praxair will mail the proxy statement/prospectus to its stockholders in connection with the vote to approve the merger of Praxair and an indirect wholly-owned subsidiary of New Holdco, and New Holdco will distribute the offering prospectus to Linde shareholders in the United States in connection with New Holdco’s offer to acquire all of the outstanding shares of Linde.  New Holdco is also expected to file an offer document with the German Federal Financial Supervisory Authority (Bundesanstalt fuer Finanzdienstleistungsaufsicht) (“BaFin”).  The consummation of the proposed business combination is subject to regulatory approvals and other customary closing conditions.

INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND THE OFFER DOCUMENT REGARDING THE PROPOSED BUSINESS COMBINATION TRANSACTION AND PROPOSED OFFER WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. You may obtain a free copy of the proxy statement/prospectus (when it becomes available) and other related documents filed by Praxair, Linde and New Holdco with the SEC on the SEC’s Web site at www.sec.gov. The proxy statement/prospectus (when it becomes available) and other documents relating thereto may also be obtained for free by accessing Praxair’s Web site at www.praxair.com.  Following approval of its publication by BaFin, the offer document will be made available at BaFin’s Web site at www.bafin.de. The offer document (when it becomes available) and other documents relating thereto may also be obtained for free by accessing New Holdco’s Web site at www.lindepraxairmerger.com.

This document is neither an offer to purchase nor a solicitation of an offer to sell shares of New Holdco, Praxair or Linde. The final terms and further provisions regarding the public offer will be disclosed in the offer document after the publication has been approved by BaFin and in documents that will be filed with the SEC. No money, securities or other consideration is being solicited, and, if sent in response to the information contained herein, will not be accepted. The information contained herein should not be considered as a recommendation that any person should subscribe for or purchase any securities.

No offering of securities shall be made except by means of a prospectus meeting the requirements of the U.S. Securities Act of 1933, as amended, and applicable European and German regulations. The distribution of this document may be restricted by law in certain jurisdictions and persons into whose possession any document or other information referred to herein come should inform themselves about and observe any such restrictions. Any failure to comply with these restrictions may constitute a violation of the securities laws of any such jurisdiction. No offering of securities will be made directly or indirectly, in or into any jurisdiction where to do so would be inconsistent with the laws of such jurisdiction.

Participants in Solicitation

Praxair, Linde, New Holdco and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from Praxair’s stockholders in respect of the proposed business combination. Information regarding the persons who are, under the rules of the SEC, participants in the solicitation of the stockholders of Praxair in connection with the proposed transaction, including a description of their direct or indirect interests, by security holdings or otherwise, will be set forth in the proxy statement/prospectus when it is filed with the SEC. Information regarding the directors and executive officers of Praxair is contained in Praxair’s Annual Report on Form 10-K for the year ended December 31, 2016 and its Proxy Statement on Schedule 14A, dated March 15, 2017, which are filed with the SEC and can be obtained free of charge from the sources indicated above.

Forward-looking Statements

This communication includes “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934.  Forward-looking statements are based on our beliefs and assumptions on the basis of factors currently known to us.  These forward-looking statements are identified by terms and phrases such as: anticipate, believe, intend, estimate, expect, continue, should, could, may, plan, project, predict, will, potential, forecast, and similar expressions.  These forward-looking statements include, but are not limited to, statements regarding benefits of the proposed business combination, integration plans and expected synergies, and anticipated future growth, financial and operating performance and results.  Forward-looking statements involve risks and uncertainties that may cause actual results to be materially different from the results predicted or expected.  No assurance can be given that these forward-looking statements will prove accurate and correct, or that projected or anticipated future results will be achieved.  Factors that could cause actual results to differ materially from those indicated in any forward-looking statement include, but are not limited to: the expected timing and likelihood of the completion of the contemplated business combination, including the timing, receipt and terms and conditions of any required governmental and regulatory approvals of the contemplated business combination that could reduce anticipated benefits or cause the parties to abandon the transaction; the occurrence of any event, change or other circumstances that could give rise to the termination of the business combination agreement; the ability to successfully complete the proposed business combination and the exchange offer; regulatory or other limitations imposed as a result of the proposed business combination; the success of the business following the proposed business combination; the ability to successfully integrate the Praxair and Linde businesses; the possibility that Praxair stockholders may not approve the business combination agreement or that the requisite number of Linde shares may not be tendered in the public offer; the risk that the parties may not be able to satisfy the conditions to closing of the proposed business combination in a timely manner or at all; risks related to disruption of management time from ongoing business operations due to the proposed business combination; the risk that the announcement or consummation of the proposed business combination could have adverse effects on the market price of Linde’s or Praxair’s common stock or the ability of Linde and Praxair to retain customers, retain or hire key personnel, maintain relationships with their respective suppliers and customers, and on their operating results and businesses generally; the risk that New Holdco may be unable to achieve expected synergies or that it may take longer or be more costly than expected to achieve those synergies; state, provincial, federal and foreign legislative and regulatory initiatives that affect cost and investment recovery, have an effect on rate structure, and affect the speed at and degree to which competition enters the industrial gas, engineering and healthcare industries; outcomes of litigation and regulatory investigations, proceedings or inquiries; the timing and extent of changes in commodity prices, interest rates and foreign currency exchange rates; general economic conditions, including the risk of a prolonged economic slowdown or decline, or the risk of delay in a recovery, which can affect the long-term demand for industrial gas, engineering and healthcare and related services; potential effects arising from terrorist attacks and any consequential or other hostilities; changes in environmental, safety and other laws and regulations; the development of alternative energy resources; results and costs of financing efforts, including the ability to obtain financing on favorable terms, which can be affected by various factors, including credit ratings and general market and economic conditions; increases in the cost of goods and services required to complete capital projects; the effects of accounting pronouncements issued periodically by accounting standard-setting bodies; conditions of the debt and capital markets; market acceptance of and continued demand for Linde’s and Praxair’s products and services; changes in tax laws, regulations or interpretations that could increase Praxair’s, Linde’s or New Holdco’s consolidated tax liabilities; and such other factors as are set forth in Linde’s annual and interim financial reports made publicly available and Praxair’s and New Holdco’s public filings made with the SEC from time to time, including but not limited to those described under the headings “Risk Factors” and “Forward-Looking Statements” in Praxair’s Form 10-K for the fiscal year ended December 31, 2016, which are available via the SEC’s website at www.sec.gov. The foregoing list of risk factors is not exhaustive. These risks, as well as other risks associated with the contemplated business combination, will be more fully discussed in the proxy statement/prospectus and the offering prospectus that will be included in the Registration Statement on Form S-4 that will be filed with the SEC and in an offering document and/or any prospectuses or supplements to be filed with BaFin in connection with the contemplated business combination. In light of these risks, uncertainties and assumptions, the events described in the forward-looking statements might not occur or might occur to a different extent or at a different time than Linde, Praxair or New Holdco has described. All such factors are difficult to predict and beyond our control. All forward-looking statements included in this document are based upon information available to Linde, Praxair and New Holdco on the date hereof, and each of Linde, Praxair and New Holdco disclaims and does not undertake any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.